Exhibit 99.1
NEWS RELEASE

RepliCel Announces CEO Update

Milestones for 2016 include two clinical trial readouts, finalizing RCI-02 for a 2017 product launch, and initiation of Shiseido's pattern baldness trial in Japan
VANCOUVER, BC – February 16, 2016 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) ("RepliCel" or the "Company"), a clinical-stage regenerative medicine company focused on the development of autologous cell therapies, is pleased to provide an update to shareholders from its new President and CEO, Mr. R. Lee Buckler.
Dear Shareholders,
In my initial communication to you as RepliCel's CEO, I want to convey what we look to accomplish in the coming 12 months.

First a word about what you can expect from me as CEO.  Expect my management to be dictated by an urgency to deliver on data and deals, my communication style to be driven by frank transparency, and every decision we make to be driven through strict analysis of how we can best deliver and preserve maximum shareholder value in the shortest possible period without sacrificing our commitment to quality.

As you would expect, I am currently critically reviewing all programs including product development, clinical trials, overhead costs, and opportunities related to non-dilutive capital.

Our first priority is to balance our fundraising activities with managing our finances and burn rate to ensure we are sufficiently capitalized to result in us obtaining the kind of data and achieving milestones that will result in our next licensing and co-development deal with the associated injection of non-dilutive capital.

I intend to ensure we complement further equity-based fundraising and anticipated deal-flow revenue with the pursuit of non-dilutive grant and licensing funding. We are also investigating a number of cash-positive strategic transactions that could be synergistic and mutually beneficial to the shareholders of both companies.

A Little Perspective
In mid-2013 the Company had one product and a recently-signed deal with Shiseido.  Since then, the past 30 months have been focused on three critical programs:

1.	Rebuilding the RCH-01 (androgenic alopecia) program with Shiseido after one of our critical manufacturing reagents was pulled from the market forcing the Company to reinvent, retool, and re-validate our manufacturing of that product.
2.	Diversifying the Company's product portfolio by building our NBDS platform (discovery, in vitro testing, animal testing, patent filings, regulatory submissions, and establishing manufacturing protocols) to move two products from that platform (RCT-01 (chronic tendinosis) and RCS-01 (aging & sub-damaged skin)) into clinical trials.
3.	Design, development and patent filings around a next-generation dermal injector (RCI-02) which now represents the Company's nearest-term commercial opportunity.

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Our delivery on the goals we set in 2015 has positioned RepliCel in a unique and exciting position among biotech companies.

When I joined the Company in Q4 2014, it was clear to me the Company had before it a two-year plan that had the potential to transform the Company. We are now mid-way through that timeline.

Last year, we announced plans to launch our chronic tendon injury and dermatology trials, lock-up the design of our dermal injector, benefit from initiation of independent analyst coverage, initiate  regulatory review of our fibroblast platform technology by the Japanese Pharmaceuticals and Medical Devices Agency (PMDA), and support Shiseido's launch of their RCH-01 clinical trial in Japan.  I am proud to say we accomplished our goals for 2015 and anticipate Shiseido's trial launch in Q1 of this year.

A company in transition. RepliCel is transitioning from an early-stage biotech company to one with commercial products.

Today we sit as an early-stage biotech company but one with a rapidly maturing and diversified portfolio of products in development characterized by:

•	three products in active clinical trials, two of which (RCT-01 & RCS-01) are anticipated to generate clinical data by year-end,
•	a medical device (RCI-02) in late-stage development which is on-track to be launched to the market in 2017, licensing discussion with major international companies are underway, and
•	a major international licensing and co-development partnership in place around a product being co-developed with that partner which has the potential to be on the market in Japan in 2018.

2016 promises to be an important year for RepliCel.  Over the next 12-15 months, everything we've been working on over the past 36 months has material milestones including:

•	clinical data from both our RCT-01 (chronic tendon injury) and RCS-01 (aging and sub-damaged skin) clinical trials in late 2016,
•	Shiseido launching their next-phase clinical trial of RCH-01 (pattern baldness) in Japan in early 2016. This is expected to be approximately a 20-month trial and has the potential to lead to a market launch in 2018 in Japan, and
•	filing a CE mark application for our dermal injector (RCI-02) seeking permission to sell the device in Europe with label approval for injection of hyaluronic acid-based dermal fillers.

Licensing Partnerships and Financing
We are currently in confidential licensing discussions with multi-national companies for our RCI-02 dermal injector and our RCT-01 tendon repair product.

As a matter of strategy, I am focused on positioning the Company such that we have an opportunity to fund our future programs heavily leveraging non-dilutive capital (deal-flow revenue, sale royalties, and grant funding) as a means of maximizing shareholder equity value.

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In Japan, we are pleased with the ongoing collaborative nature of our partnership with Shiseido on RCH-01 and proud of their progress.  We are also pushing very aggressively to secure a licensing/co-development partner for either RCT-01 or RCS-01 in Japan. With the recent regulatory changes in Japan, it is now possible to potentially develop and commercialize cell-based therapies faster than any other regulated country in the world making Japan an ideal place to develop products.

About RCI-02: Dermal Injector Device
In January, RepliCel was granted a patent by the European Patent Office for several key elements of its injection device technologies.  We believe the intellectual property related to our dermal injection technologies will lead to several devices for various applications.

The first device being developed utilizing the RCI technologies is designed for the injection of hyaluronic acid (HA)-based dermal fillers, though it will be capable of being used for other products with similar injection profiles.  The injector provides the user unparalleled control over injection depth, dose, and rate of deposition unlike any other device on the market.  It also incorporates a feature which numbs the skin prior to injection thus reducing if not eliminating the need for local anesthetic injections.

The initial RCI-02 device promises a better patient experience, more consistent outcomes, the ability to delegate more injection procedures to lower-skilled technicians, and a reduction in procedure time and consumable cost.  Additionally, perhaps the device's most significant value is the enabling of dermal filler injections for the type of fine wrinkles across broad areas, including the fine wrinkles of the face, hands and décolleté, which current injector technologies do not currently enable.

We believe the RCI-02 dermal injector has the potential to significantly expand the number of dermal injection procedures currently including the approximately US$2 billion worth of HA-based dermal filler injections performed globally per year.  In our opinion, the parties with the most to gain from commercializing our injector are the companies already selling approved injectable products, some of which we are already engaged with in licensing discussions.

About RCS-01: Skin Rejuvenation (Germany)
We anticipate clinical data from our RCS-01 trial in late 2016.  Our RCS-01 skin rejuvenation study is a phase 1, single centre trial investigating our type 1 collagen-expressing, follicle-derived fibroblasts as a treatment for UV-damaged and aged skin.

We believe RCS-01 has the potential to be a natural, patient-derived, cell-based dermal filler alternative which would represent an industry game changer if clinical data supports our hypothesis of its potential to address fine wrinkle lines and UV-damaged skin with long-term, sustainable regeneration of the dermal extracellular matrix (ECM).

This trial may be the first clinical trial of a cell therapy product ever allowed by regulators to use healthy volunteers.  This was important to us because we wanted to conduct pre- and post-injection biopsies of the injection sites.  Despite the fact this trial is a phase 1 trial with safety data as the primary endpoint to be submitted to the regulators, we have designed this trial to also produce significant biological data measuring whether or not, and to what extent, we are accomplishing anything aesthetically meaningful in terms of rebuilding of the ECM under aging and sun-damaged skin.  Quantitative data will be generated from histopathology and gene expression analysis of the biopsied tissue. We expect this kind of data to be critical to our decision as to whether or not this product is worth further investigation but also may be sufficient to excite potential licensing partners about investing in co-development of the product.

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Market: In 2013, there was an estimated $2.5 billion spent on facial aesthetics, 6.7 million botox injections, 2.3 million soft tissue filler procedures, and 1.7 million injections of hyaluronic acid according to the American Society of Plastic Surgeons and GBI Research.  We believe RCS-01 has the potential to both capture a good percentage of the existing market and also significantly grow the market for dermal injections because a material portion of the market not currently seeking such injections may be persuaded to do so if the injection is of a natural, cell-based dermal filler product that regenerates the ECM under their skin rather than artificially filling the ECM space.  Similarly, we believe the RCI injector will be used for a significant number of these dermal injections and will help to grow the market faster.

About RCT-01: Tendon Repair (Canada)
Clinical data from our RCT-01 trial is anticipated in late-2016.  Our RCT-01 tendon repair study is a phase 1/2 single-centre trial investigating the use of our type 1 collagen-expressing, follicle-derived fibroblasts as a treatment for chronically injured ankle tendons.

Based on clinical data published by one of our clinical collaborators from three phase 1 clinical trials involving the injection of fibroblasts in chronically injured tendons in the ankle, knee, and elbow, we firmly believe in the potential of RCT-01, when injected into the chronically injured tendon, to kick-start the stalled healing process and result in tendon regeneration.

This is a phase 1/2 trial with safety data as the primary endpoint to be submitted to the regulators. We have designed this trial to provide us with a number of efficacy measurements to give us a meaningful signal as to the product's potential efficacy in healing chronically injured tendon for which nothing else works. These include function and pain scores and ultrasound imaging to measure blood flow, intratendinous tears, and rebuilding of tendon thickness among other things.

Market: There is an estimated incidence rate of 656,211 new cases of mid-portion Achilles tendinopathy each year in North America alone, according to statistics published in the British Journal of Sports Medicine.  If we can regenerate the tendon in ankles there is every reason to believe we can do so in the patellar tendon of the knee, both tendons of elbow, and the rotator cuff.  There is also a distinct possibility that once there is a strong body of evidence that our cell therapy product heals chronic tendon injury that it will used by doctors for more acute injury and eventually the approved label expanded to include such treatments.

About RCH-01: - Hair repair, Shiseido (Japan)
We anticipate Shiseido will announce the start of their clinical trial of RCH-01 in Japan in the first quarter of 2016.  Shiseido has invested a great deal of time and money in continuing to optimize the product and its manufacturing with RepliCel, building, validating, and obtaining PMDA certification of its facility purpose-built for this product, successfully completing the transfer of the manufacturing protocols and the product manufacturing validations, selecting the clinical site, training all related personnel, and submitting the clinical protocol for Ministry review.

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We believe that Japan's unique regenerative medicine regulatory and industry environment provides a unique opportunity to rapidly advance this product in their country and are excited that RCH-01 has the potential to be launched in the Japanese market by Shiseido as soon as 2018.

Clinical data from Shiseido's trial will be shared with RepliCel, further strengthening the data package created on RCH-01. This can be used in submissions to other regulatory agencies and in negotiating the license for this product for the regions outside of Shiseido's exclusive territory.

Market: $3.5 billion was spent on hair loss treatments in 2015 according to the Washington Post and $2.5 billion of this was spent on surgical procedures according to the International Society for Hair Loss. We believe RCH-01 has the potential to capture a good percentage of that surgical expenditure but also significantly grow the market because most hair loss sufferers still elect not to do surgery due to the invasiveness and variability associated with the procedure.

Closing
In closing, I want to thank our shareholders for their dedication and patience with the RepliCel story as it has unfolded.  We have laid a tremendous amount of groundwork to get the Company to this point where we have a year unfolding in which so many exciting programs have the potential to culminate in exciting milestones and significant value creation.

I'm excited about the potential for 2016 to be a transformative year for RepliCel and its shareholders.

We recognize and appreciate your continued support, and look forward to sharing upcoming achievements with you.

As always, I welcome any questions or feedback you might have.

Sincerely,
R. Lee Buckler, CEO & President
Telephone: 604-248-8693   Email: lee@replicel.com

MEDIA & INVESTOR RELATIONS:
Tammey George, Director of Communications
Telephone: 604-248-8696   Email: tg@replicel.com

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding: (i) the Company's: proposed priorities, financing activities and financial management for the next 12 months; (ii) potential licensing and partnership agreements the Company may enter into; (iii) potential transactions the Company may pursue to improve the Company's cash position; (iv) the benefits that shareholders may obtain from the Company's activities; (v) the Company's expected transition from an early-stage biotech company to one with commercial products; (vi) the expected timing of completion and generation of clinical data for the Company's products in active clinical trials; (vii) the Company's ability to source and obtain non-dilutive capital and to use such capital to fund its future programs; and (viii) specific statements regarding the Company's different products, including:

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(a)	with respect to the RCI-02 dermal injector device, that: the Company's related intellectual property could potentially be used for several devices and various applications; it is on-track to hit the market in 2017, and licensing discussions with major international companies are underway in that regard; it will provide users with unparalleled control over injections; it will reduce if not eliminate the need for local anesthetic; it can improve patient experience and outcomes while controlling costs; it has the potential to signifciantly expand the number of dermal injection procedures; and a CE mark application for the injector is expected to be filed in the next 12 to 15 months;

(b)	with respect to the RCS-01 Skin Rejuvenation, that: clinical trials are anticipated to generate clinical data by year end; it has the potential to be a natural, patient-derived, cell-based dermal filler alternative which could represent an industry game changer; the data generated from clinical trials may excite potential licensing partners about investing in co-development of the product; and it has the potential to capture a good percentage of the existing market and significantly grow the market for dermal injections;

(c)	with respect to the RCT-01 Tendon Repair, that: clinical trials are anticipated to generate clinical data by year end; it has the potential to result in tendon regeneration; it could potentially be used by doctors for acute injury and be expanded for use in other treatments; and

(d)	with respect to RCH-01 Hair Repair, that: Shiseido will announce the start of their clinical trial in Japan in the first quarter of 2016; Japan provides a unique opportunity to rapidly advance this product; the product has the potential to be launched in the Japanse market as soon as 2018; and it has the potential to capture a good percentage of money currently spent on hair loss surgical procedures, as well as increasing that market significantly.

Such forward-looking statements and information are based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: failure to obtain CE mark clearance or necessary regulatory approvals; delays enrolling clinical trial participants; negative results from the Company's trials; the effects of government regulation on the Company's business; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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